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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4
                                 Amendment No. 1
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                                 HANDY & HARMAN
                                (Name of issuer)

                                 HANDY & HARMAN
                      (Name of person(s) filing statement)

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                     Common Stock, par value $1.00 per share
                               and the associated
                          Common Stock Purchase Rights
                         (Title of class of securities)
                                    410306104
                      (CUSIP number of class of securities)

                         Paul E. Dixon, Vice President,
                          General Counsel and Secretary
                                 Handy & Harman
                                 250 Park Avenue
                            New York, New York 10177
                                 (212) 661-2400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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                                    Copy to:

                                 Milton G. Strom
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

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         Handy & Harman, a New York corporation (the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission on October 24, 1996 relating its offer to purchase up to 1,800,000 shares of its common stock, par value $1.00 per share, and the associated common stock purchase rights (the "Rights", and collectively with shares of common stock, the "Shares"), at prices, net to the seller in cash, not greater than $20.00 nor less than $17.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer").


ITEM 8.           ADDITIONAL INFORMATION.

        (e) Two letters and a supplemental Letter of Transmittal were sent by the Company to participants in the Company's dividend reinvestment plan and employee stock purchase plan, respectively, on or about the date hereof, copies of which are attached hereto as Exhibits (a)(11)-(a)(13), and are incorporated by reference herein.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.


         (a)(11) Form of Letter to participants in the Company's dividend reinvestment plan.

         (a)(12) Form of Letter to participants in the Company's employee stock purchase plan.

         (a)(13)  Form of supplemental Letter of Transmittal.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 HANDY & HARMAN


                                By:  /s/ Paul E. Dixon
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                                Name:  Paul E. Dixon
                                Title: Vice President, General Counsel
                                             and Secretary

Dated: November 5, 1996


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                                INDEX TO EXHIBITS


EXHIBIT NO.                    DESCRIPTION


(a)(11) Form of Letter to participants in the Company's dividend reinvestment plan.

(a)(12) Form of Letter to participants in the Company's employee stock purchase plan.

(a)(13)        Form of supplemental Letter of Transmittal.